Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-118956
February 21, 2007
Golden Star Resources Ltd.
Offering of Common Shares
Final Terms

Issuer:	Golden Star Resources Ltd. (the “Company”).

Issue:	Offering of 21,000,000 Common Shares (“Shares”).

Issue Size:	US$75,600,000

Issue Price:	US$3.60 per Share

Underwriters’ Fee:	US$0.162 per Share

Over-Allotment Option:	The Company has granted the underwriters an option, exercisable at the Issue Price for a period of 30 days following the closing of this offering, to purchase up to an additional 3,150,000 Shares to cover over-allotments, if any.

Net Proceeds:	Approximately $72,198,000 without the over-allotment option and $83,027,700 with the over-allotment option, after deducting underwriters’ fees.

Use of Proceeds:	Net proceeds of the offering will be used to purchase an interest in a power station in Ghana, completion and start-up of the Bogoso sulfide expansion project, the feasibility study for and additional work on the Hwini-Butre and Benso properties and for general corporate purposes including working capital.

Listing:	The Shares trade on the Toronto Stock Exchange under the symbol “GSC” and on The American Stock Exchange under the symbol “GSS”.

Form of Offering:	Public offering in all provinces of Canada, except Quebec, by way of short form prospectus and pursuant to a prospectus supplement to a shelf prospectus filed in the U.S.

Bookrunner:	BMO Capital Markets.

Closing of Issue:	Expected March 1, 2007.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets collect at 1-212-702-1969.